Mail Stop 3561

September 28, 2007

Via U.S. Mail and Facsimile

Salvatore L. Bando
President and Chief Executive Officer
The Middleton Doll Company
1050 Walnut Ridge Drive
Hartland, Wisconsin 53029

> RE: The Middleton Doll Company
> Form 10-KSB for the fiscal year ended December 31, 2006
>
> **File No. 033-51406**

Dear Mr. Bando:

We have reviewed your response letter dated August 14, 2007 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comment also asks you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2006

Note 15. Mandatory Redeemable Preferred Stock, page 40

We note your response to our prior comment 5, but do not agree with your conclusion. Since your preferred stock is subject to mandatory redemption on July 1, 2008 and meets the liability classification criteria in paragraph 9 of SFAS No. 150, we would expect that your preferred stock dividends of $893,860 and 905,101 for 2006 and 2005, respectively and the gain on redemption of preferred stock of $2,268,103 be classified as interest expense as required by paragraph 22 of SFAS No. 150. Please note that we will not object if you comply with this comment in your future filings.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

      Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

      You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

                            Sincerely,

                            Linda Cvrkel
                            Branch Chief

Via facsimile: Craig R. Bald, Vice President Finance and Chief Financial Officer